EXHIBIT 99.6
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter ended December 31, 2007
6:45 PM Indian Standard Time, January 18, 2008
Participants — Wipro Management
•	Azim Premji, Chairman

•	Suresh Senapaty, Executive Vice President — Finance and CFO

•	Dr. A Lakshman Rao, Chief Operating Officer

•	Sudip Banerjee, President — Enterprise Solutions SBU

•	Girish Paranjpe, President — Finance Solution SBU

•	Suresh Vaswani, President – Wipro Infotech and Global Service Lines

•	Pratik Kumar, Executive Vice President — Human Resources

•	Sudip Nandy, President, Product Engineering Solutions SBU

•	T.K. Kurien, Chief Executive – Wipro BPO

•	R Rajesh Ramaiah, Corporate Treasurer

•	Zach Lonstein, CEO Infocrossing

•	Vineet Agarwal, President – Consumer Care & Lighting SBU
Moderator
Ladies and gentlemen, thank you for standing by. At this time all participants are in a listen-only mode. Later we will conduct the question and answer session. Instructions will be given at that time. If you should require assistance during the call, please press star and then zero. As a reminder, this conference is being recorded. I would now like to turn the conference over to our host Sridhar Ramasubbu. Please go ahead.
Sridhar Ramasubbu
Thanks Linda and thanks everyone for joining us for Wipro’s third quarter results and earnings call for the quarter ended December 31, 2007. Aravind is a newcomer to our team in India. Then we have Lalith, Rajesh and Jatin all of them from the IR team join me in conveying our very warm welcome to all of you and wishing you the very best in 2008. With us today we have Mr. Azim Premji (Chairman and Managing Director), Mr. Suresh Senapaty (CFO) and other members of senior management team including the SBU heads and including Zach Lonstein from Wipro Infocrossing team. I hope you have had an opportunity to review the press release we issued today morning under the US GAAP.
Let me give you quickly the agenda for today’s call. Azim Premji will share his thoughts on our performance and prospects and Suresh will take you through the financial highlights of this quarter. As a reminder when we discuss our results in today’s call some of the issues we discuss may be forward looking and I would like to advice you that these statements may be subject to known and unknown risks and uncertainties that could cause actual results to vary materially. Such risks and uncertainties are discussed in detail in our filings with SEC. Wipro assumes no obligations to update the information presented during today’s call. The call is scheduled for an hour. The entire earnings call proceedings are being archived and transcript would be made available after the call at our website wipro.com. I am on line for your information on email and if you have any specific questions which you are unable to ask please send me an email and we will address those questions as well at the end of the call. So with that let me turn over the call to Mr. Azim Premji, Chairman and Managing Director, Wipro.
Azim Premji
I wish you all a very Happy New Year. You now have seen our results for the quarter ending December 31, 2007. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and prospects.
The results for the quarter are satisfying and we continue to see good momentum in all our businesses. Revenues from our global IT services at $910 million for the quarter were ahead of our guidance of $905 million. Organically, our margins remained flat despite an appreciating rupee and increased cost on account of wage hikes effected. We continue to win large deals and have a healthy pipeline of these deals as we move into the new calendar year. Among our industry facing business units, financial services business grew nearly double digit sequentially during the quarter despite this being a challenging time for the sector. We also had retail and healthcare verticals growing ahead of our company growth rate.
Among our service lines, we had a strong growth in our BPO and testing services. Our top 10 customers grew at a healthy rate during the quarter and we won a good set of new clients with some mission critical and transformational projects being awarded to us.
On the operational front, we are driving for higher productivity and have seen a 200 basis points increase in mix of revenues from fixed price projects this quarter. We are relentlessly driving for higher pricing for our services and have seen price increases from our customers in the range of 3% to 6% and our new customers are coming in at around 5% higher than the average. This has helped us in improving our realization during the quarter by about 50 basis points sequentially.
We continue to see accelerated momentum in our India, Middle East and Asia PAC IT business. It recorded strong year-on-year revenue growth of 37% and profit before interest and tax growth of 40%. We are pioneers in the Indian IT market with presence for over 25 years now. With our breadth of solutions and services we are a partner of choice for most Indian corporates. We started investing early in the Indian market in solutions and new service lines like total outsourcing that has reflected in our growth rates and deal wins. Over the last 24 months, we have won more than 12 large total outsourcing deals in India, Middle East and Asia PAC across various industry verticals and deal sizes have consistently been going up. Our recent win in India in the telecom sector is representative of the increasing size of deals in the market and of our abilities to offer transformational solutions to customers. Leveraging our strength in the Indian market we started investing in Middle East and Asia over the last three years and we are seeing very strong traction for our solutions and services in these markets as well. We have a healthy pipeline of large deals in these geographies and we are confident of establishing leadership positions in these geographies like in the Indian market.
Wipro Consumer Care & Lighting also grew well with both revenue and PBIT growing by 25% each on an organic basis. Our Consumer Care & Lighting business has reached a quarterly revenue run rate in excess of $100 million and we continue to see strong demand for our products in India and Asia.

We have made two large acquisitions during the year; Unza, in our Consumer Care & Lighting business, and Infocrossing in our global IT business. Both these acquisitions are very strategic in nature. The integration of these acquisitions is on track. We constantly look at challenges and opportunities thrown at us and evolve strategies that would help us maximize growth and enhance value creation. We are increasing investments and accelerating momentum in some of the strategic initiative we kicked off last year while we initiate a few new ones this year. The key areas that we are focusing now are:
(1) Driving growth through mega and gamma accounts.
(2) Enhancing non-linearity through a set of identified initiatives.
(3) Creation of a global program team to manage large deals and a higher focus on total outsourcing deals.
(4) Supply chain initiatives to improve employability, building global capability, and optimizing mix.
(5) Game changing initiatives like 360 degrees partnership with large technology players such as CISCO, EMC, SAP, Microsoft, etc.
(6) Increased focus on consultancy by consolidation under Wipro Consulting.
(7) Accelerating investment in geographies like Middle East, Germany, and Canada, which we see as major growth markets, and
(8) Continue to look at inorganic initiatives to bridge the identified strategic gaps.
Many specific actions have been initiated in each of these areas and more are in the rollout stage. While we are aware that the journey is not complete we are encouraged by the progress made so far.
Finally, in terms of business environment, the US economy in general and the financial services sector worldwide in particular are facing challenges. However, we have not seen any impact on our business so far. We continue to see good demand for our services and believe that the value of global delivery model offers is enduring. Further, Asia and Middle East markets continue to expand at a healthy pace. Having said that we continue to watch the environment carefully and are driving multiple initiatives to derisk our business model.
I will now request Suresh Senapaty, our CFO, to comment on financial results before we start taking questions.
Suresh Senapaty
A very good morning to people in the US and good evening to some of you in Asia. Wish you all a very very Happy New Year. I will touch upon areas in our performance and financials that would be of interest to you all.
Let me commence by highlighting the fact that for the convenience of the readers our US GAAP financial statements have been translated into dollars at the noon buying rate in New York City on December 31, 2007, for cable transfers in Indian rupee and certified by the Federal Reserve Bank of New York, which was 39.41 rupee a US dollar. Accordingly, revenues of our Global IT services segment that was $910.1 million or in rupee terms Rs. 36.14 billion appears in our earnings release as $917 million based on the convenience translation.
Global IT services revenue for the quarter of $910.1 million included $772.2 million from IT services, $76.5 million from BPO services, and $61.4 million from two acquisitions. We had an organic revenue growth of 7.4% in global IT services with revenues of IT services growing 7.2% sequentially while revenues of BPO services grew 9.3% sequentially. Revenue growth of 7.2% in IT services was driven by volume growth of 6.4% while blended price increased by 50 basis points on a quarter-on-quarter.

On the foreign exchange front, our realized rate for the quarter was about 39.70 rupees a dollar versus the rate of 40.75 rupees a dollar realized for the quarter ended September 30th 2007. As at period end, after assigning to the assets on the balance sheet, we had about $2.11 billion of contracts and on a gross basis $2.45 billion contracts at a rate between Rs. 39.50 to Rs. 43.
During the quarter, we added 39 new customers, 10 of which were Fortune 1000 Global 500 customers. We have our first 100-million-dollar client this quarter and the number of clients more than $50 million have increased from 9 to 12.
Our price realization in the IT services business went up by 5% for onsite work and 2.2% for offshore on a YOY basis. We had an adverse impact of 80 basis points on our margins due to exchange rates which was offset by pricing and other operational improvements. We affected wage hike for employees in our BPO business from 1st October by about 12% and this had an impact on our BPO margins by 250 basis points. The drop, however, in operating margins for BPO business has been contained at 130 basis points despite foreign exchange impact and wage hikes. Overall, our operating margins dropped by 150 basis points versus previous quarter primarily on account of acquisitions.
For the quarter ending with March 2008, we expect volume-led growth with stable price realizations. We will have impact on margins due to the wage hikes given for our onsite workforce effective 1st January 2008. We expect margins of global IT business to be in a narrow range excluding impact on foreign exchange fluctuation. We will now be glad to take questions.
Moderator
Thank you. Ladies and gentlemen, if you wish to ask a question please press star then one on your touchtone phone. If you hear a tone indicating you have been placed in queue and you may remove yourself from queue at any time by pressing a pound key. Once again, if you have a question please press *1 at this time. One moment please for our first question. Our first question will come from the line of Joseph Foresi from JMS. Please go ahead.
Joseph Foresi
Hi! Gentlemen. I was wondering if you could comment on the financial services spending environment in North America. Are the budget cycles complete and how do they look compared to last year?
Girish Paranjpe
When we talk to our clients in financial services, most client are still holding budgets at same levels as 2007 with a few clients expecting a cut in their budgets for 2008. However, how that budget will be allocated among various elements from hardware to software to internal services to external service providers is still getting worked out and we expect that to become clearer by the end of this quarter.
Joseph Foresi
Okay, so you are saying that spending is essentially flat with a slight down trend, correct?
Girish Paranjpe
I said there are two categories of people, one category of clients for whom it is flattish in terms of the budgets. There are certain few other clients for whom there is a budget cut. But irrespective of either situation, how that budget will get distributed across various elements is something that we will know by the end of this quarter.
Joseph Foresi
Has there been a holdup on any other discretionary spending options and do you expect that you would see a flush of that in may be the September quarter if the other worries went away?
Girish Paranjpe
Yeah may be, but as I said no project has been held off so far, and I think only when they decide the spends and projects gets kicked off then we will get a better picture what is being held back and what has not been held back.
Joseph Foresi
And then just lastly here on the BPO side, I know that the head counts were pulled back a little bit, I was wondering if you could give us an update the trajectory of that business and how you are seeing demand also in relation to North America? Thanks.
TK Kurien
Let me answer this. Two parts to the question there. One I believe is the head count, so let me answer that. If you looked at our financials and if you looked at our head count data starting from March 2007, you would notice that from March to December 2007 our head count has probably gone up by 8%, yet on the other hand if you look at our year-on-year growth it has probably gone up by about 44%. So really we have tried to break the linearity between head count and revenue for the past 2 years. I would not say we were completely successful at doing it, but I think we have made a beginning and by any parameter that if you look at you could see that we have kind of today our revenue growth has kind of delineated from our head count growth. There are 3 things that we have done for that, one is bundling more services. So really if you go back and look at it, today end-to-end services account for almost 41% of our total top line. The second thing is selling more high-value services and the third is around our platform BPO initiative, for which right now we have filed a few patents, we are in the process of filling a lot more, but that is still not completely kicked in, that is the third component. So that is why you really should not bother too much about the head count addition right now vis-à-vis revenue.
From a demand environment perspective, we are finding North America fairly robust. I would say on the financial services side, we are seeing opportunities, how much of those opportunities actually translate into large outsourcing contracts at this time it is a little uncertain. It is more or less going to be for most people from what we have been seeing and hearing, the volume have remained more or less constant or they have been going up, and to that extent we cannot cut back on the day-to-day activities. So outsourcing becomes a key imperative for them. So we see the outsourcing market actually growing in the next couple of quarters, but we will have a clearer picture of that may be at the end of Q1. As far as other segments are concerned, we see the same demand that we saw last year for our services, especially across horizontal service lines and we see that continuing.
Suresh Senapaty
Also if I can supplement, if you look that the financial solutions, it has grown sequentially 9.8%, if you look at our North America, we have sequentially grown between quarter 2-3 at about 7.2%, and third is about against 39 customer adds that we have got in Q3, 25 of them are from North America.

Joseph Foresi
Okay, thank you.
Moderator
We will now go to the line of Moshe Katri from Cowen & Company. Please go ahead.
Moshe Katri
Thanks. I wanted to focus briefly on Infocrossing. Suresh, may be you can tell us what sort of dilution that you have from Infocrossing during the quarter and then when do you think we are going to get to a neutral impact on EBIT margins as well as earnings? Thanks.
Suresh Senapaty
I think as we had anticipated the results have been in similar lines so far as the current quarter that is quarter ending December is concerned. There are multiple activities on in terms of trying to expand margin through more offshoring. There are activities on in terms of getting synergy and to go to market to be able to win large deals, as well as getting into cross selling between the both customers of Infocrossing in terms of Wipro Services and vise versa. So in all these directions progress is being made and we think that we should be able to see much higher visibility in another 1 or 2 quarters. So far as the current quarter is concerned, we would be seeing sort of fairly stable sequential kind of top line and we will see real uplift in growth so far as revenue and margins are concerned in two quarters time.
Moshe Katri
So in about two quarters you should see improving EBIT margins coming out from Infocrossing?
Suresh Senapaty
That is correct.
Moshe Katri
Okay, and then you know considering some of the points that you raised about the budget cycle or what clients are doing right now in terms of their budget, do you feel that there could be some of sort of an unusual impact on the March quarter given the fact that budgets are being finalized about a month may be 5-6 weeks later than usual?
Suresh Senapaty
Well, I think we have done our own surveys and we have got into what the order books we have and what we are seeing, so from that perspective the March quarter guidance that we have given of about $955 million we are pretty comfortable that we should be able to deliver those numbers for this quarter.
Moshe Katri
All right, thanks.

Moderator
Our next question will come from the line of Anthony Miller from Arete Research. Please go ahead.
Anthony Miller
A couple of things, you mentioned that you had the first customer pass through the $100 million mark. Can you give us a bit of an idea as what prompted that, in other words, was that for example one big new contract or was it a gradual built up of revenues in different service lines?
Suresh Senapaty
Yeah that is an existing customer where we have been providing application development, maintenance, infrastructure services, BPO services, a combination of all that, I think the kind of range of services we have been offering into that particular client it has grown over the quarters and this quarter i.e. quarter ending December we cut a run rate of annualized $100 million.
Anthony Miller
So they are the top customer now, were they the top customer the last quarter?
Suresh Senapaty
I am sorry?
Anthony Miller
They are obviously your top customer now, but were they your top customer last quarter as well?
Suresh Senapaty
That is correct. The same customer was the top customer last quarter also.
Anthony Miller
Okay and my second one is more on the supply front and on attrition. In the call earlier this morning my time, you listed the fact that the reason the attrition was up was because of involuntary attrition, you said you would let them go freshers who had come out of training and were not up to par. Now does that mean that your kind of recruiting the wrong type of people and is there something that is going to drift with your process when you are doing the interviews?
Suresh Senapaty
Before that Anthony I just want to clarify once again and I am sorry, the top customer in Q2 is the not the same as the top customer in Q3.
Anthony Miller
Okay, thank you.
Pratik

You are referring to the question in our morning call on attrition and what I had shared was while on voluntary attrition basis we have seen that coming down compared to Q2 by about a percentage point, involuntary attrition inched up slightly and the reason which I had stated there and I would like to once again elaborate on it is that we do hire and this is the season when we take all engineering graduates and they go through 12 week training program. Right through training program, they have to go through multiple filters to be able to clear it and as we expect when we hire in such large numbers there is always a 1-2% drop out. That
1-2% drop out on the size of about 3000 - 3500 freshers we take every quarter can actually have an impact on the overall attrition rate. It is nothing which is very unusual from what we have encountered previously. It is just that that was the quarter where we had all these filters being or making them go through those filters and some of them dropped out not being able to cross the thresholds which we have set.
Anthony Miller
I will take one more, one quick one. You said that the proportion of fixed price has risen again inside the second quarter by a couple of 100 basis points, can you just let us know what impact on margin that has when the fixed price mix goes up and what was driving that increase in fixed prices, is it a particular service line or particular class of customer?
Sudip Banerjee
I think the fixed price last quarter or even in the previous quarter has not led to any drop in margins, in fact it has led to a slightly improved margin for those fixed price contracts. As far as the composition of those fixed projects are concerned, they include development projects, they include maintenance projects, they include infrastructure projects, they include package implementation projects, because there are all types for fixed price projects that we are doing and the number of fixed priced projects particularly in large multiyear contracts has gone up, so that has driven the percentage increase in fixed priced projects.
Anthony Miller
Right, thank you very much.
Moderator
We will now go the line of Ashish Thadani from Gilford Securities. Please go ahead.
Ashish Thadani
Good evening. When one looks at the offshore price realizations, specifically year-on-year growth trends, Wipro appears to have lagged slightly its closest peers. What can one expect in the coming periods on this front?
Girish Paranjpe
Well I think the very fact that we have lagged which only means that there is tremendous head space and our objective is to seek an uplift in that.
Ashish Thadani

But are there any specific areas that you might have identified as to why this is happening and how specifically it might be addressed?
Girish Paranjpe
There are, but I cannot say that we don’t actions planned on that, I think there are actions planned from a practices perspective, from a verticals perspective, and from a geography perspective. Also some action has been taken over the last 3-4 months in terms of the price growth. Some actions are and will be taken with respect to some of the incentives being much more strongly linked with respect to realization and margins, and a combination of factors. So I don’t think it will be fair for me to lay out the operation details, but yes there are specific action plans with respect to seeking uplift and the offshore pricing.
Ashish Thadani
Okay. Would it be possible for you to offer any details on the size of Aircel Win as well as your revenue expectations from the Cisco partnership?
Girish Paranjpe
I think the Aircel Win is a large one, perhaps largest so far Wipro has ever won, and I take into account the $400 million plus deal we announced the last quarter and there are certain statements made by the customers in that respect, so I will not try to put a number again, but those are available in the public domain. So far as the kicking in of the revenue is concerned, and mind you that particular deal is a system integration total outsourcing kind of deal which would have products and service together, and that would be at this point in time will be for the India space. Of course we are looking at similar such deals in outside of India too and the revenue would kick in partly in the current quarter and mostly in the next year onwards, this is a 9-year contract.
Ashish Thadani
Okay. Cisco has made some representations about their expectations from the partnership. Would you able to add to that?
Girish Paranjpe
It is a statement which is jointly being endorsed by Wipro and Cisco, and from that perspective we would not have a perspective which is different.
Ashish Thadani
Okay and then finally does Wipro have any overtime or onsite wage issues that could necessitate a charge in coming quarters?
Girish Paranjpe
Well at this stage Ashish I can tell you that whatever exposure we could have I think has been effectively taken care off in the books as we have understood and we believe.
Ashish Thadani
Okay, excellent. Thank you very much and good luck for the future.

Girish Paranjpe
Thank you.
Moderator
We will now go to the line Kanchana Vydianathan from Pacific Crest Securities. Please go ahead.
Kanchana Vydianathan
Hi! Thank you. I was wondering if you could speak a little about the technology budget, I mean looking at your product engineering services can you break it down just looking at your client in the semiconductor business and the telecom OEM space, you know, what are you seeing at this point? Are you seeing any sluggishness or any softness in their budgets and what is your expectation for 2008?
Lakshman Rao
In the technology business if you see this quarter was done well, we posted sequential growth of 7.7% and what we saw is the growth coming definitely from the service provider space and also the other segment. In the telecom OEM segment what we found is that there has been some amount of product restructuring and consolidation which we have faced in the last couple of quarters, last 3 to 4 quarters, resulting in some sort of a product ramp downs etc., which has not happened this quarter. We have found some stable growth and stable business from the OEM segment and a slight recovery. So we expect that this business will grow slowly but on a stable platform, while the service provider business has been growing quite significantly.
Kanchana Vydianathan
Yeah and if you were to look at your semiconductor clients, are you seeing any softness in that area?
Lakshman Rao
Semiconductor clients also more in the design space yes, because the number of new designs that are getting funded or initiated are still not so significant. So from that point of view the new design opportunities are still not significant, but we are seeing some softness, however, we have diversified our VLSI practice into testing, inspection as well as automation. So in that space we got a good growth this quarter, derivative services in the semiconductor industry other than the main design service.
Kanchana Vydianathan
So I guess with respect to the growth would you expect the growth to continue, I mean to be in line what you have seen this quarter?
Lakshman Rao
Yeah, overall technology business we expect the same growth to continue.
Kanchana Vydianathan

Okay. My other question is in the morning call you discussed a little bit about the fringe benefit taxes, I was wondering if you could go over that little bit again and how that is different between the Indian GAAP and the US GAAP and where it actually gets impacted?
Rajesh Ramaiah
Yeah, the factors giving the India or the US GAAP is probably different from the subject of amortization and with respect to the FBT impact which we have, while in the India GAAP the fringe benefit tax goes as a part of the tax line while in the US it goes as part of the operating expense line.
Suresh Senapaty
Let me add one more, there is a change in the India law where the ESOPs are subjected to fringe benefit tax effective 1st of April 2007 and what it says is henceforth FBT would be payable and the employer will pay it as according to law in India. We have decided that FBT would be recovered from the employees and therefore in Indian GAAP whatever FBT we pay we recover the same and we are P&L neutral. However, in the US GAAP, the situation is a little different. What it does is, the pay out is treated as a pay out within the operating margin it is above the line and the recovery of the FBT is considered as a capital account and not to the P&L credit. So to that extent the congested options that are there as of today will be going through this kind of an accounting treatment for the next 4 years as and when they get vested and exercised. However, the treatment of accounting which are the future grants are much better in terms of because the fair value assessment of that happens at the time of the grant therefore the past grant we cannot do anything and hence this is a differential treatment that happens despite the fact that cash flow point of view you are completely neutral, and from that perspective in the quarter ending December we had a hit of about Rs. 43 million in the US GAAP account. So we have done the recovery of the same amount but it is treated into the capital account.
Kanchana Vydianathan
And what would be a fair assumption going forward say in the March quarter, would that be about the same amount of impact that one can assume?
Suresh Senapaty
You know it is difficult to portrait that because it gets triggered only when the employee decides to exercise it, so (A) he decides, and (B) when does the employee decides to exercise. The moment he exercises this the tax gets to that, but all we will do is that every time we communicate about the US GAAP results, we will tell you this particular amount, you can take this away in terms of on the basis that it is cash neutral.
Kanchana Vydianathan
Okay thank you, that was helpful.
Moderator
If there are any additional questions please press *1 at this time. We will now go to the line of Abhi gami from Bank of America. Please go ahead.
Abhi gami

I apologize if you already said this earlier, but what was the organic growth rate in North America and financial services?
Rajesh Ramaiah
7.2% is the North America growth rate, 9.8% is the financial service growth rate. Both these are organic.
Abhi gami
Great, thank you. Then, do you explain the or describe the financial characteristics of your total outsourcing deals and how that compares to your average deal and if you could touch upon margin structure, your pay back period, and duration of contracts. That will be helpful.
Suresh Vaswani
Let me speak about our typical total outsourcing contracts. I think the flavor is little different in India and the flavor is different in the US. In the US they tend to be more service oriented less technology oriented, so they tend to have a mutual mix in terms of application and infrastructure services vis-à-vis products, while in context of India they tend to be more technology oriented but also having a good mix in terms of services and solutions. So typically when we are talking about some of the deals that we have already done in India they tended to be around 60%, 55% products in the red services while globally it is in the other direction.
Suresh Senapaty
If I can supplement, in India the margins are about 8 to 10% and therefore any deals that we take in India would be similar to what Wipro Infotech margins are, and similarly so far as the global business is concerned we will be taking the deals on the basis that they are in line with the global technology business kind of realization, but in the initial stage it could be dilutive but over a 3 year or 5 year or 7 years perspective they would be expected to be making margin from that particular account in similar manner.
Abhi gami
Great, that is helpful. Do you have a target or an idea of how long you are willing to wait for a contract to become non-dilutive, any such guideline like less than 1 year or less than 6 months?
Suresh Senapaty
Exactly, but this is little dynamic, so I think the case has to be looked at on an individual merit and I do not think we could sort of describe it specific or turn to that, but yes we overall look at it in a manner saying that how overall in a shorter term versus longer term how we have a balance between the two.
Abhi gami
Right, and one more quick followup against that is to what extent do you find Europe or Asia-Pac IT products business drives your services business or is that typically something you bring in after you have attracted a services contract?
Suresh Vaswani
Okay you have to really split Asia-Pac product business. So we have a PC business line which is basically a product line and a big prize there is to make sure that we wrap around our PC sales as much services we can and we have made some solid steady progress there. The other part of our product business is doing are system integration business, so we do a lot of network integration, we do a lot of platform integration, we do a lot of security integration. So it is more of the system integration business, it is more value added services with a product wagon.
Suresh Senapaty
This is what is explained vis-à-vis India market, but if you look at outside of India in terms of the Asia-Pac and Middle East it is a similar to what we do on a global business, which has a very very high service centricity.
Suresh Vaswani
So basically to elaborate further in context of our product business. We are a system integrator as against the product distributor. So all our large system integration projects will have a significant component of services with the product becoming a natural corollary of the whole sale. So we do network integration here.
Abhi gami
That is great, thank you very much.
Moderator
We will now go to the line of Julio Quinteros from Goldman Sachs. Please go ahead.
Julio Quinteros
Great, thank you. I was wondering if we could actually go back to the comments that you made about Infocrossing, in particular on the margins front. Can you just give us first of all your expectations for margins on that business, it appears that the margins did slip from where we were last quarter, can you walk us through what your expectations are for margins as we kind of go forward and what the improvements will be to those margins, what actually drive that?
Zach Lonstein
We expect that the margins to return to historical levels.
Julio Quinteros
What are those historical levels?
Zach Lonstein
From a gross margin point of view it is 31% and...
Julio Quinteros
And from an EBIT margin?
Zach Lonstein

EBIT margin was typically about 11%.
Julio Quinteros
Okay.
Zach Lonstein
There is an inevitable cost impact initially of the acquisition, but overtime the incremental cost come out and the synergies kick in, we expect the margins as I said return to historical levels, and that should happen within this year.
Julio Quinteros
And this quarter’s margin was I am calculating about 4.8%, is that correct?
Suresh Senapaty
That is correct. But also when Zach talked about the gross margin component that is before amortization, so if you look at a Wipro format we talk about gross margin after the depreciation and amortization.
Julio Quinteros
Okay.
Suresh Senapaty
That is why from a gross margin they are pretty compatible before and after.
Julio Quinteros
Got it, and can you just explain why it went down this quarter versus last quarter, because I think we were looking at 8.7% last quarter?
Suresh Senapaty
Yeah, but the last quarter was just 6-7 days operation, so it was not really a comparable because it was a listed company and we went through the tender process and it got consummated on the 17th or 18th of September, from that perspective we have to consolidate for some 10 days kind of a thing.
Julio Quinteros
So it is just timing.
Suresh Senapaty
Exactly, so actually the fair thing is we take this as a base going forward, but what I am saying Julio is that initial stages (A) because of amortization and (B) because of some of the integration related expenses, it will tend to be a little dilutive and as we saw in the last quarter and perhaps we will see part of it again in the current quarter, but eventually we will see an uptake in margin and growth starting from the next financial year.
Julio Quinteros
And how variable is this business, I guess in some regards if we end up heading a recessionary pocket and growth slows for the industry, how variable is this business that you would actually see revenue actually slow or actually go negative of global expectations. So I am just worried because of the fixed cost nature of this business. Can you just give us a sense on the variability to margins if we would actually see some slow down in revenue growth?
Zach Lonstein
You are talking about Infocrossing in particular?
Julio Quinteros
Yeah, exactly.
Zach Lonstein
Yeah, okay, it is a practical manner the Infocrossing revenues are annuity based, they are all based on long term fixed revenue contracts, and so there is if the slow down in the economy or not really would not have any impact on the existing business.
Julio Quinteros
Including volume declines.
Zach Lonstein
Including what?
Julio Quinteros
Volume decline.
Zach Lonstein
The contracts are typically not volume based, they are infrastructure requirement based, and so the volume really does not have an impact and there is no position for the contracts to go down based on transactions or to go up based on transactions for that manner.
Julio Quinteros
Okay, so the risk is if you see clients shutting physical assets down or shutting the requirement for physical infrastructure down, potentially?
Zach Lonstein

Again we have to be at the end of the contract period, we can’t do it in the interim because the contracts would allocate it resources to those contracts and the contract prices are based on the allocations of resources to those customers.
Suresh Senapaty
Yeah, except the bankruptcy cases kind of thing. In those kind of extreme situations only.
Zach Lonstein
We did not have bankruptcy and we typically haven’t seen bankruptcies in the history of the company, it does not mean it would not happen, the economy I guess is changing the way we have not have seen before, but we have not had any experience with that whatsoever.
Julio Quinteros
Okay, great, thank you.
Moderator
We will now go to the line again from Anthony Miller from Arete Research. Please go ahead.
Anthony Miller
Thanks again gentlemen. On a completely different topic, Mr. Premji in your opening statements you alluded to what sounded like an integration of your consulting practices or something similar. Could you just expand on what that is and can you give you us an update on how you are progressing with developments of your consulting practice?
Azim Premji
Let me request Girish Paranjpe who is our President who is responsible effective April 1 for our consulting practice to elaborate it for you.
Anthony Miller
Thank you.
Girish Paranjpe
We had consulting practices in many of our service line as well as our standalone units and our endeavor is to kind of bring it together as one integrated consulting practice, which we really structured by geographies and by practices, and we are in the process of doing that integration and we hope to roll it out by April 1st.
Anthony Miller
And how many people will be in that practice?
Girish Paranjpe
Just now close to 1000 people.

Anthony Miller
And what is percentage of those roughly would you say would be specifically business style consultant or the Accenture mode?
Girish Paranjpe
Actually Accenture does lots of different type of consulting; it includes management consulting, it includes technology consulting, it includes consulting around governance and processes, and lot of the work that we do falls into similar mode. So, I think apart from some high end work that Accenture does it is more a matter of scale than skill.
Anthony Miller
Okay, then I will come back to that off line. Thanks very much.
Suresh Senapaty
Can we have the last question operator?
Moderator
There are no further questions at this time.
Sridhar Ramasubbu
Okay, Linda we will close the call. Thank you very much for your participation. The IR team Rajesh, Aravind, Lalith, and myself would be available off line to answer any further questions you may have. The digitized replay will be made available from 12 noon pacific at the dial in numbers communicated in our press release as well as e-mail. Thank you and good luck.
Moderator
Ladies and gentlemen, this conference will be available for replay after 10:15 am Eastern Time today through midnight on January 28th of 2008. You may access the AT&T Playback Service at any time by dialing 1800-475-6701 and entering the access code 905-047. International participants may dial 320-365-3844. Those numbers again are 1800-475-6701 and 320-365-3844, access code 905-047. That does conclude our conference for today and we thank you for your participation and for using the AT&T Executive Teleconference Service. You may now disconnect.